Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of Sonic Automotive, Inc. for the registration of $210 million of 9.0% Senior Subordinated Notes due 2018, Series B and the related Guarantees of 9.0% Senior Subordinated Notes due 2018, Series B and to the incorporation by reference therein of our reports dated February 24, 2010, with respect to the consolidated financial statements as of and for the years ended December 31, 2009 and 2008 and the effectiveness of internal control over financial reporting of Sonic Automotive, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Charlotte, North Carolina
March 25, 2010